# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Integra Resources Corp., CIK 0001722387
CUSIP: 45826T301
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1050 - 400 Burrard Street, Vancouver, British Columbia Canada (A1), V6C 3A6
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-090274
Filed by CIK 0001730358

## Reporting persons
- Beedie Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; sole voting power 0; shared voting power 15,832,662; sole dispositive power 0; shared dispositive power 15,832,662; aggregate amount beneficially owned 15,832,662 (7.8% of the class)
  Comment: Beneficial ownership described above is based upon 202,158,810 common shares of Issuer outstanding as of March 24, 2026, and assumes exercise of warrants to purchase 1,250,000 common shares of Issuer deemed to be beneficially owned by the reporting person (the "Warrants") into 1,250,000 common shares of Issuer.
- Beedie Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; sole voting power 0; shared voting power 15,832,662; sole dispositive power 0; shared dispositive power 15,832,662; aggregate amount beneficially owned 15,832,662 (7.8% of the class)
  Comment: Beneficial ownership described above is based upon 202,158,810 common shares of Issuer outstanding as of March 24, 2026, and assumes exercise of warrants to purchase 1,250,000 common shares of Issuer deemed to be beneficially owned by the reporting person (the "Warrants") into 1,250,000 common shares of Issuer.
- Beedie (2023) Family Trust: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; sole voting power 0; shared voting power 15,832,662; sole dispositive power 0; shared dispositive power 15,832,662; aggregate amount beneficially owned 15,832,662 (7.8% of the class)
  Comment: Beneficial ownership described above is based upon 202,158,810 common shares of Issuer outstanding as of March 24, 2026, and assumes exercise of warrants to purchase 1,250,000 common shares of Issuer deemed to be beneficially owned by the reporting person (the "Warrants") into 1,250,000 common shares of Issuer.
- 4358 Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; sole voting power 0; shared voting power 15,832,662; sole dispositive power 0; shared dispositive power 15,832,662; aggregate amount beneficially owned 15,832,662 (7.8% of the class)
  Comment: Beneficial ownership described above is based upon 202,158,810 common shares of Issuer outstanding as of March 24, 2026, and assumes exercise of warrants to purchase 1,250,000 common shares of Issuer deemed to be beneficially owned by the reporting person (the "Warrants") into 1,250,000 common shares of Issuer.
- Ryan Beedie: type of reporting person: individual (IN); citizenship or place of organization: British Columbia Canada (A1); member of a group; sole voting power 0; shared voting power 15,832,662; sole dispositive power 0; shared dispositive power 15,832,662; aggregate amount beneficially owned 15,832,662 (7.8% of the class)
  Comment: Beneficial ownership described above is based upon 202,158,810 common shares of Issuer outstanding as of March 24, 2026, and assumes exercise of warrants to purchase 1,250,000 common shares of Issuer deemed to be beneficially owned by the reporting person (the "Warrants") into 1,250,000 common shares of Issuer.
- Beedie Capital Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; sole voting power 0; shared voting power 15,832,662; sole dispositive power 0; shared dispositive power 15,832,662; aggregate amount beneficially owned 15,832,662 (7.8% of the class)
  Comment: Beneficial ownership described above is based upon 202,158,810 common shares of Issuer outstanding as of March 24, 2026, and assumes exercise of warrants to purchase 1,250,000 common shares of Issuer deemed to be beneficially owned by the reporting person (the "Warrants") into 1,250,000 common shares of Issuer.
- Beedie Capital Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; sole voting power 0; shared voting power 15,832,662; sole dispositive power 0; shared dispositive power 15,832,662; aggregate amount beneficially owned 15,832,662 (7.8% of the class)
  Comment: Beneficial ownership described above is based upon 202,158,810 common shares of Issuer outstanding as of March 24, 2026, and assumes exercise of warrants to purchase 1,250,000 common shares of Issuer deemed to be beneficially owned by the reporting person (the "Warrants") into 1,250,000 common shares of Issuer.

## Item 1. Issuer
Name of issuer: Integra Resources Corp.
Address of issuer's principal executive offices: 1050 - 400 Burrard Street Vancouver, A1, V6C 3A6

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by:
(1) Beedie Capital Investments Limited, a British Columbia, Canada corporation ("BCI"), which is the direct beneficial owner of the common shares of Issuer (the "Common Shares");
(2) Beedie Capital Holdings Limited, a British Columbia, Canada corporation ("BCH"), which 100% owns and controls BCI;
(3) Beedie Investments Limited, a British Columbia, Canada corporation ("BIL"), which 100% owns and controls BCH;
(4) Beedie Holdings Limited, a British Columbia, Canada corporation ("BHL"), which 100% owns and controls BIL;
(5) Beedie (2023) Family Trust (the "Trust"), a Canadian Resident Trust, which 100% owns and controls BHL;
(6) 4358 Investments Limited, a British Columbia, Canada corporation ("4358"), which is the Trustee and has sole control of the Trust; and
(7) Ryan Beedie, an individual Canadian citizen, who 100% owns and controls 4358 (collectively, with BCI, BCH, BIL, BHL, the Trust and 4358, the "Reporting Persons").
Address of principal business office or, if none, residence: 1111 West Georgia Street, Suite 900, Vancouver, British Columbia V6E 4M3 Canada
Citizenship: Item 2(a) is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each Reporting Person may be deemed to beneficially own 15,832,662 Common Shares, comprised of 14,582,662 Common Shares currently owned and/or controlled directly or indirectly by such Reporting Person, and 1,250,000 Common Shares which may be acquired directly or indirectly by such Reporting Person upon full exercise of the Warrants at an exercise price of CAD$1.20 per share.
Percent of class: The number of Common Shares each of the Reporting Persons may be deemed to beneficially own constitutes approximately 7.8% of the Common Shares outstanding (assuming exercise of all Warrants deemed to be beneficially owned by such Reporting Person).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 15,832,662
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 15,832,662

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Beedie Investments Limited: /s/ Ryan Beedie, Ryan Beedie, President (05/12/2026)
- Beedie Holdings Limited: /s/ Ryan Beedie, Ryan Beedie, President (05/12/2026)
- Beedie (2023) Family Trust: /s/ Ryan Beedie, Ryan Beedie, President of 4358 Investments Limited, its Trustee (05/12/2026)
- 4358 Investments Limited: /s/ Ryan Beedie, Ryan Beedie, President (05/12/2026)
- Ryan Beedie: /s/ Ryan Beedie, Ryan Beedie (05/12/2026)
- Beedie Capital Investments Limited: /s/ Ryan Beedie, Ryan Beedie, President (05/12/2026)
- Beedie Capital Holdings Limited: /s/ Ryan Beedie, Ryan Beedie, President (05/12/2026)